BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com


02002754

21 December 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,



Lorraine Young
Company Secretary



82 - 5205

BRAMBLES INDUSTRIES PLC

GRANTS OF OPTIONS AND PERFORMANCE SHARES

Following approval from shareholders at the Annual General Meetings of Brambles Industries plc ("**BIP**") and Brambles Industries Limited ("**BIL**"), this year's grant of options under the Brambles 2001 Executive Share Option Plans ("**Option Plans**") and of awards under the Brambles 2001 Executive Performance Share Plans ("**Performance Share Plans**") has now been finalised. Details of the grants are set out below.

1. **Option Plans**

Under the Option Plans:

(a) Options have been granted over 3,935,437 BIL shares at an exercise price of A$9.63 per share; and

(b) Options have been granted over 2,674,547 BIP shares at an exercise price of £3.21 per share.

The Options will lapse if they are not exercised in accordance with their terms on or before 19 December 2007.

2. **Performance Share Plans**

Under the Performance Share Plans:

(a) awards have been granted with respect to 1,189,196 BIL shares; and

(b) awards have been granted with respect to 814,728 BIP shares.

In accordance with the Rules approved by shareholders, nothing is payable for the awards granted under the Performance Share Plans.

The Performance Share awards will lapse if participants do not choose to receive them in accordance with their terms on or before 19 December 2007.

3. **Grants to Executive Directors**

In addition to the above, in accordance with shareholder approval obtained at this year's Annual General Meetings, the following Options and Performance Share Plan awards have also been granted as at 7 August 2001 to the Group's Executive Directors:

to Sir CK Chow, Options over 605,700 BIL shares at an exercise price of A$11.24 and an award under the Performance Share Plan with respect to 181,300 BIL shares; and

to D J Turner, Options over 278,300 BIL shares at an exercise price of A$11.24 and an award under the Performance Share Plan with respect to 181,300 BIL shares.

These awards will lapse if they are not exercised in accordance with their terms on or before 7 August 2007.

Contact for queries: Lorraine Young, Company Secretary
Tel: 020 7659 6000

82-5205

BRAMBLES SELLS WRECKAIR

Brambles Industries today announced that it has reached agreement for the sale of Wreckair, its Australian equipment rental business, to Coates Hire Limited. The sale values the Wreckair business at A$85 million, of which A$63.8 million will be paid in cash on completion with the balance represented by trade receivables that will be paid to Brambles as they are collected. The sale price approximates net book value for Brambles.

In the year to June 30, 2001 Wreckair had sales of A$133 million and earnings of A$2.6 million (before interest and tax).

The sale is expected to be completed on February 1, 2002 and is subject to the successful completion of a capital raising by Coates Hire Limited.

The divestment of Wreckair is a further step in the realignment of Brambles' strategy towards its core businesses. It follows last month's announcement of the agreement for the sale of Groupe CAIB, Brambles European Rail Division.

Completion of the sale of Wreckair will be the seventh in Brambles' current divestment program and will bring the aggregate proceeds to over A$1 billion.

18 December 2001

For further information contact:

London

Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries	Edna Carew	+61 (0) 2 9256 5204